DREYFUS BNY MELLON FUNDS, INC.
c/o The Dreyfus Corporation
200 Park Avenue
New York, New York 10166

December 9, 2013

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attention:  Karen L. Rossotto

Re:	Dreyfus BNY Mellon Funds, Inc.
Request for Withdrawal of Amendment

Ladies and Gentlemen:

Dreyfus BNY Mellon Funds, Inc. (the "Registrant") respectfully requests that the amendment (the "Amendment") filed with the Securities and Exchange Commission (the "Commission") on December 6, 2013 as an EDGAR submission type "485APOS" be withdrawn pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act").

The Registrant is requesting withdrawal of the Amendment because the Registrant's Registration Statement on Form N-1A has not yet been declared effective.  The Amendment was inadvertently filed as a "485APOS," which is the EDGAR submission type used to file a post-effective amendment pursuant to Rule 485(a) under the Securities Act, instead of being filed as an "N-1A/A," which is the EDGAR submission type used to file a pre-effective amendment.  The Registrant intends to refile the Amendment with the Commission as an "N-1A/A" concurrent with the filing of this request.

Please direct any questions regarding this matter to Lauren Connolly of Stroock & Stroock & Lavan LLP, counsel to the Registrant, at 212.806.6638.

Sincerely,

/s/  Jeff Prusnofsky
Jeff Prusnofsky
Vice President